SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Publicly Traded Company

MATERIAL FACT

Pricing Policy

Rio de Janeiro, November 29th, 2013 – Petróleo Brasileiro S.A. – Petrobras informs about the diesel and gasoline pricing policy, appreciated by its board of directors, that will be implemented from November 29th, 2013.

The referred policy aims at achieving the following principles and objectives:

a) Guarantee that indebtedness and leverage ratios return to within the limits established in the 2013 - 2017 Business and Management Plan in up to 24 months, considering the oil production growth and the application of this diesel and gasoline pricing policy;

b) Reach, in a compatible time period, the alignment between Brazilian and international prices;

c) Prevent transferring the volatility of international prices to the domestic consumer.

Already aligned with the principles of this pricing policy, Petrobras announces the following increases in prices at the refinery gate, with effect from November 30th, 2013.

Product	Increase (*)
Gasoline A	4%
Diesel	8%

(*) average Brazil

The price of diesel and gasoline to which these adjustments apply to do not include federal taxes (CIDE and PIS/Cofins) and state taxes (ICMS).

Following the recommendation of its board of directors, for commercial reasons, the parameters of the pricing methodology will be strictly internal to Petrobras.

It is a responsibility of the board of directors to evaluate the effectiveness of the pricing policy through the assessment of the evolution of indebtedness and leverage ratios.

Rio de Janeiro, November 29th, 2013.

Almir Guilherme Barbassa

Chief Financial and Investor Relations Officer

Petróleo Brasileiro S.A. – Petrobras

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.